UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported): April 19,
2005

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 1.01 Entry into a Material Definitive Agreement

On April 14, 2005, The Board of Directors of The Dow Chemical Company ("Dow") elected Geoffery E. Merszei Executive Vice President effective July 1, 2005. He is expected to succeed J. Pedro Reinhard as Chief Financial Officer on October 1, 2005.

Mr. Merszei is currently Executive Vice President and Chief Financial Officer of Alcan Inc., a multinational aluminum and packaging company. Prior to joining Alcan, Mr. Merszei was an employee of Dow from 1977 until 2001, and developed his Dow career in a variety of treasury and finance-related positions around the globe. During the five years prior to 2001, he served as Vice President and Treasurer of Dow.

The Compensation Committee of the Board of Directors approved the following compensation for Mr. Merszei, effective July 1, 2005:

Mr. Merszei will receive an initial annual salary of $718,212, and will be eligible to participate in Dow's annual variable pay program, called the Performance Award Program. Awards under this Program are linked to a combination of company performance and individual/team performance against business and functional goals, with a possible award range of 0 to 200% of the employee's target award. Consistent with the terms of the plan, Mr. Merszei's target award will be 80% of his year-end annualized base salary.

Mr. Merszei will also be eligible to participate in the annual Dow Long-Term Incentive (LTI) Program. For calendar year 2005, his award will consist of: 61,340 10-year non-qualified stock options; 24,860 performance shares; and 16,580 shares of deferred stock with vesting in 2010. These grants are subject to the terms and conditions of The Dow Chemical Company 1988 Award and Option Plan and to the terms of the individual award agreements that will be issued to Mr. Merszei pursuant to that plan. If Mr. Merszei remains continuously employed with Dow through the one-year anniversary of his 2005 hire date, all of his prior Dow service will apply for purposes of whether he will receive retiree treatment under the LTI Program.

To mitigate Mr. Merszei's loss of incentive based compensation in leaving Alcan Inc., upon reporting to work he will also be eligible to receive the following employment incentives: (i) a one-time bonus of $750,000 (less applicable taxes) payable 90 days from his 2005 hire date; (ii) 250,000 10-year non-qualified stock options; (iii) an additional employment allowance of $1,600,000 (less applicable taxes) payable in three equal installments on the first, second and third anniversaries of his 2005 hire date (receipt of these amounts is contingent upon his remaining a full-time, active employee in good standing with no breaks in service, and any then unpaid amounts are subject to forfeiture should he leave employment with Dow for any reason except his death, disability, or involuntary separation by Dow); and (iv) a deferred stock grant of 30,000 shares of Dow stock to be delivered on the sixtieth day following the third anniversary of his 2005 hire date.

The exercise price of both grants of non-qualified stock options mentioned above will be the fair market value of Dow common stock on Mr. Merszei's 2005 hire date. Along with the deferred stock grants mentioned above, he will receive dividend payments (less applicable taxes) equal to any Dow stock dividends that are declared between the date of grant and the time the stock is delivered.

The Compensation Committee further determined that payment of applicable withholding taxes may be made in stock withheld valued at the then current price of Dow stock.

Mr. Merszei will receive the use of a company car, and will be eligible to participate in additional standard company benefit programs, such as transferee relocation benefits, pension, vacation, health, life, dental and disability insurance (including retiree medical coverage), as well as Dow's Executive Benefits Programs, such as financial planning support and executive physical examinations. Mr. Merszei's pension will be calculated using Dow's standard global pension relocation policy which applies to employees with Dow service under more than one pension plan. In addition, his years of service with Alcan Inc. will be recognized using the standard pension formula as provided in the Dow Executive Supplemental Retirement Plan.

Separately, the Board of Directors determined that Mr. Reinhard would be eligible for participation in Dow's Retirement Policy for Employee Directors beginning October 1, 2005. The Compensation Committee determined that Mr. Reinhard's performance award (if performance goals are met) payable in 2006 will be based on his status as if he were an executive manager for the full calendar year 2005.

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On April 14, 2005, The Board of Directors of The Dow Chemical Company ("Dow") elected Geoffery E. Merszei Executive Vice President effective July 1, 2005. He is expected to succeed J. Pedro Reinhard as Chief Financial Officer on October 1, 2005. Accordingly, Mr. Reinhard is expected to step down as Chief Financial Officer on September 30, 2005, but will remain on the Board of Directors.

Item 9.01 Financial Statements and Exhibits

The following exhibit is filed as a part of this report:

Exhibit No. 99

News Release – Dow appoints new Executive Vice President and Chief Financial Officer-designate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 19, 2005   THE DOW CHEMICAL COMPANY

By: /S/ CHARLES J. KALIL
Name: Charles J. Kalil
Title: Corporate Vice President
       and General Counsel

EXHIBIT INDEX

EXHIBIT NO. 99   DESCRIPTION

                           Dow Appoints New Executive Vice
                           President and Chief Financial
                           Officer-designate